SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SEAPORT ENTERTAINMENT GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812215200

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 5,023,780
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 5,023,780
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,780
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

This calculation is based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q, and (ii) 7,000,000 shares of Common Stock issued and sold in the Rights Offering.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON Pershing Square Holdco, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 5,023,780
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 5,023,780
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,780
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

This calculation is based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q, and (ii) 7,000,000 shares of Common Stock issued and sold in the Rights Offering.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON Pershing Square Holdco GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 5,023,780
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 5,023,780
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,780
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q, and (ii) 7,000,000 shares of Common Stock issued and sold in the Rights Offering.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON PS Holdco GP Managing Member, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 5,023,780
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 5,023,780
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,780
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q, and (ii) 7,000,000 shares of Common Stock issued and sold in the Rights Offering.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON William A. Ackman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 5,023,780
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 5,023,780
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,780
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

This calculation is based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q, and (ii) 7,000,000 shares of Common Stock issued and sold in the Rights Offering.

This amendment No. 2 (the “Amendment No. 2”) to Schedule 13D relates to the Schedule 13D filed on August 7, 2024 (as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”), (ii) Pershing Square Holdco, L.P., a Delaware limited partnership (“PS Holdco”), (iii) Pershing Square Holdco GP, LLC, a Delaware limited liability company (“PS Holdco GP”), (iv) PS Holdco GP Managing Member, LLC, a Delaware limited liability company (“ManagementCo”), and (v) William A. Ackman, a citizen of the United States of America (together with PSCM, PS Holdco, PS Holdco GP and ManagementCo, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Seaport Entertainment Group Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented by replacing the second paragraph therein with the following information:

The Reporting Persons beneficially own an aggregate of 5,023,780 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 40.1% of the outstanding shares of Common Stock, based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Issuer’s Form 10-Q filed on August 22, 2024 (the “Form 10-Q”), and (ii) 7,000,000 shares of Common Stock issued and sold in the Rights Offering.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 17, 2024, the Issuer announced the completion of its previously announced Rights Offering. In connection with the Rights Offering and pursuant to the Standby Purchase Agreement, the Pershing Square Affiliated Funds fully exercised their pro rata Subscription Rights with respect to 2,094,673 shares of Common Stock in the aggregate as well as their Over-Subscription Rights with respect to any and all shares of Common Stock that were not otherwise purchased in the Rights Offering up to an aggregate of 7,000,000 shares of Common Stock.

On October 18, 2024, the Issuer provided final share allocations for the Rights Offering. As a result, the Pershing Square Affiliated Funds acquired an aggregate of 2,929,107 shares of Common Stock on October 18, 2024. The source of funding for these transactions was derived from the respective capital of the Pershing Square Affiliated Funds and such transactions are set out in Exhibit 99.6.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Pershing Square Affiliated Funds acquired an aggregate of 2,929,107 additional shares of Common Stock through completion of the Rights Offering. The Rights Offering was oversubscribed after taking into account the exercise of all Over-Subscription Rights. As a result, the Pershing Square Affiliated Funds did not purchase any shares under its backstop commitment under the Standby Purchase Agreement.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) of the Schedule 13D are hereby amended and supplemented by replacing the second paragraph therein with the following information:

As of the date hereof, the following persons listed on Schedule I beneficially own shares of Common Stock: (i) Halit Coussin beneficially owns 2 shares of Common Stock, (ii) Michael Gonnella beneficially owns 33 shares of Common Stock, (iii) Ben Hakim beneficially owns 3 shares of Common Stock, and (iv) Ryan Israel beneficially owns 242 shares of Common Stock, representing, in the case of each of (i) through (iv) less than 0.01% of the outstanding shares of Common Stock, based on 12,521,884 shares of Common Stock outstanding, representing the sum of (i) 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q, and (ii) 7,000,000 shares of Common Stock sold in the Rights Offering. Other than as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially owns any shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.6, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Affiliated Funds. Except as set forth in Exhibit 99.6 attached hereto, or pursuant to the previously announced spin from HHH, no reportable transactions were effected by any Reporting Person within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 17, 2024, the Pershing Square Affiliated Funds and the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”), in the form previously disclosed by the Reporting Persons in Exhibit 99.4 of the Schedule 13D. The Investor Rights Agreement provides the Pershing Square Affiliated Funds with certain rights, including, under certain circumstances and subject to certain restrictions, rights with respect to the registration of its shares of Common Stock under the Securities Act of 1933, including customary demand and piggyback registration rights, and director nomination rights.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.6	Trading Data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO, L.P.
By: Pershing Square Holdco GP, LLC, its General Partner

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO GP, LLC

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

PS HOLDCO GP MANAGING MEMBER, LLC

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

/s/ William A. Ackman
WILLIAM A. ACKMAN

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 7, 2024, among PSCM, PS Holdco, PS Holdco GP, ManagementCo and William A. Ackman.*

Exhibit 99.2	Standby Purchase Agreement, dated as of July 18, 2024, among HHH, Issuer, PSH, PSLP and PSI.*

Exhibit 99.3	First Amendment to Standby Purchase Agreement, dated as of July 23, 2024, among HHH, Issuer, PSH, PSLP and PSI.*

Exhibit 99.4	Form of Investor Rights Agreement among PSH, PSLP, PSI, Issuer and the other parties thereto.*

Exhibit 99.5	Lockup Letter Agreement, dated as of September 23, 2024, from PSH, PSLP and PSI to Wells Fargo Securities, LLC, as Dealer Manager for the Rights Offering.*

Exhibit 99.6	Trading Data.

* Previously Filed

SCHEDULE I

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

William A. Ackman	Chairman and Chief Executive Officer of Pershing Square Capital Management, L.P.

Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.

Nicholas Botta	Vice Chairman of Pershing Square Capital Management, L.P.

Ben Hakim	President of Pershing Square Capital Management, L.P.

Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.

Halit Coussin	Chief Legal Officer and Chief Compliance Officer of Pershing Square Capital Management, L.P.